PREMIER CONCEPTS, INC.
DBA/Impostors - Elegant Pretenders
3033 South Parker Road, Suite 120
Aurora, Colorado 80014
Phone: (303) 338-1800
Fax: (303) 338-5780

October 18, 2000

BY FEDERAL EXPRESS
(to all recipients)

AmazeScape.com, Inc.
264 Airmont Avenue
Mahwah, NY 07430
Attention:  Harry Persaud and/or
                Chief Executive Officer

AmazeScape.com, Inc.
500 N. Franklin Turnpike
Ramsey, NY 07446
Attention:  Harry Persaud and/or
                Chief Executive Officer

                Re:  Agreement and Plan of Merger dated as of February 7, 2000 by and among Premier
                       Concepts, Inc. ("Premier" or "Parent"), Amazemerger Co. ("Mergersub") and
                       AmazeScape.com, Inc. ("AmazeScape"), as amended by an Amendment to Agreement and Plan of Merger dated April 19, 2000 by and among the same parties (the "Merger
                       Agreement")

Gentlemen:

          Premier and Mergersub hereby terminate the Merger Agreement, effective immediately. This action is taken pursuant to both Sections 12.2 and 12.4 of the Merger Agreement, each of which provides an independent sufficient basis for terminating the Agreement.

          With respect to termination pursuant to Section 12.4 of the Merger Agreement, the Expiration Date provided for in the Merger Agreement (originally May 15, 2000 and extended to July 15, 2000 by the April 19th amendment to the Merger Agreement) has long since passed. The Closing under the Merger Agreement has not occurred and there is not prospect for a Closing anytime soon. Both Premier and Mergersub have done everything that is required of them under the Merger Agreement. The fact that the Closing has not occurred - nearly two months after the extended Expiration Date has come and gone - is a sufficient basis and a good reason for terminating the Agreement. The termination of the Merger Agreement pursuant to Section 12.4 is unconditionally effective without regard to AmazeScape's performance or non-performance of its duties under the Agreement.

          In fact, AmazeScape has committed a number of breaches of the Merger Agreement. To mention one example, AmazeScape committed a material and substantial breach of the Merger Agreement in March 2000 by spending a major part of its available cash - cash expected to fund the development of the businesses of both companies after the merger was completed - to acquire an investment in {Broadspider}, a privately held start-up company mentioned in or related to AmazeScape's business plan as disclosed to us. This violated Sections 6.1(d)(iv), (ix) and (xi) of the Merger Agreement, among others. AmazeScape compounded its default by concealing the Broadspider acquisition from Premier and Mergersub while Premier filed an amendment to its registration statement for the merger with SEC - an amendment reviewed and approved by AmazeScape before the ink was dry on its Broadspider investment - that contains no mention of Broadspider, AmazeScape's large investment or the substantial and abrupt change in its business plan. This concealment continued for more than three months. This violated (at least) Sections 5.1 and 6.1(f) of the Merger Agreement. These breaches - by themselves and without regard to other breaches of the Merger Agreement by AmazeScape - amply justify termination of the Merger Agreement pursuant to Section 12.2.

          In recent weeks we have witnessed - or first become aware of changes at AmazeScape that completely undermined the prospects for a successful merger. We learned that AmazeScape has terminated - or at least eliminated the authority of - its operating managers and is currently operating without professional management. We learned that progress to date on its business plan has been modest at best and are led to conclude that AmazeScape is not currently even prosecuting its business plan in a meaningful way. Certain ongoing problems, such as AmazeScape's failure to satisfy its obligations to major suppliers, suggest that AmazeScape's very existence is threatened. In short, it seems that many of the elements that once made AmazeScape an attractive business partner have been squandered and no longer exist.

          This letter need not specify the other respects in which the actions of AmazeScape have violated the Merger Agreement or other failures by AmazeScape in performing its obligations under the Agreement. Premier and Mergersub do not waive any of their rights or any of the remedies available to them because of each and every breach of the Merger Agreement by AmazeScape, whether or not mentioned in this letter.

          Both Premier and Mergersub are currently evaluating the damages they suffered as a result of AmazeScape's breaches and will determine how to proceed after they have completed that evaluation.

                                                                                                    Sincerely,

                                                                                                  /s/ Sissel Eckenhausen
                                                                                                   Sissel Eckenhausen,
                                                                                                   President of Premier Concepts, Inc.
                                                                                                   and Amazemerger Co.

cc:    Parker Chapin, LLP
        405 Lexington Avenue
        New York, New York 10174
        Attention:  Martin Eric Weisberg, Esquire
                         Christopher Stewart Auguste, Esquire

        Parker Chapin Flatau & Klimpl, LLP
        1241 Avenue of the Americas
        New York, New York 10136
        Attention:  Martin Eric Weisberg, Esquire
                         Christopher Stewart Auguste, Esquire

        Hangley Aronchick Segal & Pudlin
        27th Floor
        One Logan Square
        Philadelphia, PA 19103
        Attention:  Curtis L. Golkow, Esquire